Abstract 467-P

Study Shows LANTUS® Helped People Living

with Type 2 Diabetes Reach the ADA’s

Recommended Target for Blood Sugar Control

- New data presented at the American Diabetes Association’s

Annual Scientific Sessions demonstrated the value of beginning insulin promptly when glycemic targets are not achieved with diet, exercise and oral medications alone -

Paris, France, June 7, 2008: Results from a new study presented at the American Diabetes Association’s (ADA) 68th Annual Scientific Sessions reinforce the importance of promptly initiating insulin treatment when patients with type 2 diabetes are unable to achieve recommended glycemic targets with diet, exercise and oral diabetes medications alone. In the TULIP (Testing the Usefulness of LANTUS® when Initiated Promptly in patients with type 2 diabetes) clinical study, 66 percent of patients who began treatment with the long-acting, basal insulin LANTUS® (insulin glargine [rDNA origin] injection) achieved A1C <7%, the ADA’s recommended target for glycemic control, while only 38 percent of patients from the lifestyle management arm were able to achieve the recommended target levels.

In an effort to help guide treatment decisions, the ADA and European Association for the Study of Diabetes (EASD) developed a Consensus Algorithm for Type 2 Diabetes that calls for healthcare providers and diabetes patients to initiate insulin therapy when A1C <7% is not achieved with oral medications and lifestyle management alone.i However, physicians typically wait for A1C to approach 9% before adding insulin.ii In general, every percentage point drop in A1C blood test results (e.g., from 8.0% to 7.0%) reduces the risk of microvascular complications (eye, kidney, and nerve diseases) by 40%iii.

The most common side effect of any insulin, including LANTUS®, is hypoglycemia, which may be serious. In the LANTUS® arm of the TULIP trial, there were 4.2±6.6 (p<0.0001) cases of symptomatic, 0.7±2.1 (p=0.0011) cases of nocturnal and 0.04±0.35 (p=0.147) cases of severe hypoglycemia events reported per patient year. However, no patients dropped out of the trial due to hypoglycaemia.

“When glycemic targets are not achieved with diet, exercise and oral medications given at maximum tolerated dose, patients with type 2 diabetes have reached a critical moment in the lifecycle of their condition,” said Andre Grimaldi, MD, Professor Diabetes Department Head, Pitié-Salpêtrière Hospital, Paris, France. “The results observed in TULIP demonstrate the value of following the ADA/EASD treatment recommendations by initiating basal insulin therapy in a timely manner.”

About the TULIP Study

TULIP is a 9-month, 12-visit, open-label, multinational, multicenter, randomized study to evaluate starting LANTUS® or intensifying lifestyle management in type 2 diabetes patients aged 40-75 years, body mass index (BMI) 24-35 kg/m2 and A1C 7-8%, treated with maximum doses of metformin and sulfonylurea for ≥2 years. LANTUS® was injected once-daily and titrated to capillary fasting blood glucose 70-100 mg/dL. In the lifestyle management arm, dietary and physical activity counseling recommended stable weight for people with BMI<27 kg/m2 or weight loss of 3 kg for patients with BMI ≥27 kg/m2. 215 patients were randomized to LANTUS® (n=106) or lifestyle management (n=109).

The primary objective was the percentage of patients achieving A1C <7% at endpoint. Secondary endpoints included changes in A1C and fasting plasma glucose (FPG), and hypoglycemia incidence.

211 (52.6% male) patients were randomized and treated; mean (±standard deviation) age 60.7±7.9 years, weight 84.5±13.1 kg, BMI 29.9±3.5 kg/m2 and A1C 7.6±0.4%. More patients reached A1c <7% (66 vs 38%; p<0.0001) or <6.5% (34 vs 11%; p<0.0001) with LANTUS® versus lifestyle management. In contrast to the LANTUS®-treated group, the lifestyle management-treated group showed a decrease in weight (+0.9±2.9 vs -2.5±3.2 kg; p<0.0001) as well as the expected lower hypoglycemia.

Results for hypoglycemia, A1C, FPG and weight are shown in the table.

A1C, FPG, body weight, insulin dose and hypoglycemia
		LANTUS® (n=103)	LM (n=108)	p
% of patients with A1C at endpoint	<7% at endpoint; <6.5% at endpoint	66; 34	38; 11	<0.0001; <0.0001
A1C (%)	Baseline; Endpoint; Change	7.6±0.3; 6.8±0.7; -0.8±0.7	7.5±0.4; 7.3±0.9; -0.2±0.9	<0.0001*
FPG (mg/dL)	Baseline; Endpoint; Change	170±34; 122±33; -50±47	167±27; 161±41; -5±39	<0.0001*
Weight (kg)	Baseline; Endpoint; Change	85.0±12.5; 86.0±13.4; +0.91±2.9	84.0±13.7; 81.5±13.5; -2.5±3.2	<0.0001*
Daily LANTUS® dose (U/kg)	Starting insulin dose; Endpoint	0.12±0.05; 0.27±0.15	n/a; n/a	n/a
Hypoglycemia (events patient per year)	Symptomatic; Nocturnal; Severe	4.2±6.6; 0.7±2.1; 0.04±0.35	2.0±7.8; 0.3±2.1; 0.00±0.00	<0.0001; 0.0011; 0.147

Results are given for all randomized and treated patients; 4 patients (LANTUS®, 3; LM, 1) were randomized but not treated. Results are means ± standard deviation; *p value for between-group difference in baseline to endpoint change; FPG=fasting plasma glucose; LM=lifestyle management;

n/a=not applicable

About LANTUS® (insulin glargine [rDNA origin])

LANTUS® is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients (6 years of age and older) with type 1 diabetes mellitus. LANTUS® demonstrates a consistent slow, prolonged absorption and a relatively constant concentration/time profile over 24 hours. LANTUS® is the number one prescribed insulin worldwide.

About APIDRA® (insulin glulisine [rDNA origin])

APIDRA® is a rapid-acting insulin analog with a unique zinc-free molecular structure that maintains a rapid onset and a short duration of action, indicated for adult patients with type 1 and type 2 diabetes. APIDRA® offers patients mealtime dosing flexibility—it can be taken within 15 minutes before or soon after meal (within 20 minutes after starting a meal). APIDRA® is also flexible for use in wide range of patients from lean to obese.

About Diabetes

Diabetes is a chronic, progressive widespread disease in which the body reduces or does not produce or properly use insulin – the hormone needed to convert glucose (sugar) into energy. More than 240 million people worldwide are living with the disease. It is estimated that near 250 million people worldwide have diabetes, the number is expected to reach some 380 million within 20 years. It is estimated more than 20 million Americans have diabetes, including an estimated 6.2 million who remain undiagnosed. At the same time, more than 40% of those diagnosed are not achieving the general blood sugar control standard of A1C <7% recommended by the American Diabetes Association and the European Association for the Study of Diabetes (ADA/EASD). The A1C test reflects average blood glucose levels over a two- to three-month period.

Without proper insulin production and action, glucose remains in the blood, leading to chronic hyperglycaemia (raised blood sugar). This can result in short and long-term complications, many of which, if not prevented and left untreated, can be fatal. All have the potential to reduce the quality of life of people with diabetes and their families.

The most common long-term complications are:

•	Diabetic nephropathy (kidney disease), which may result in total kidney failure and in the need for dialysis or kidney transplant.
•	Diabetic eye disease (retinopathy and macular oedema), damage to the retina of the eye which can lead to vision loss.
•	Diabetic neuropathy (nerve disease), which can ultimately lead to ulceration and amputation of the feet and lower limbs.
•	Cardiovascular disease, which affects the heart and blood vessels and may cause fatal complications such as coronary heart disease (leading to a heart attack) and stroke.

Diabetes is the fourth leading cause of death by disease globally. Every year, 3.8 million people die from diabetes-related causes.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

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Contact:

Anna Radjanova, MD

Tel: + 33 6 07 28 61 63

E-mail: anna.radjanova@sanofi-aventis.com

i Nathan DM et al. Management of hyperglycemia in type 2 diabetes mellitus: a consensus algorithm for the initiation and adjustment of therapy. Diabetologia. 2008 January. 51:8-11

ii Bloomgarden ZT et al. Achieving Glycemic Goals in Type 2 Diabetes. Diabetes Care. 2007;Jan 30:174-180.

iii Centers for Disease Control. National Diabetes Fact Sheet 2005. Available at:

http://www.cdc.gov/diabetes/pubs/pdf/ndfs_2005.pdf. Accessed on April 4, 2008